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                           July 29, 2021

       Scott Galit
       Chief Executive Officer
       Payoneer Global Inc.
       150 W 30th St
       NNew York, New York, 10001

                                                        Re: Payoneer Global
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 20, 2021
                                                            File No. 333-258027

       Dear Mr. Galit:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at (202) 551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services